UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

NeuBase Therapeutics, Inc.
(Name of Issuer)


Common Stock, par value $0.0001 per share
(Title of Class of Securities)


64132K102
(CUSIP Number)


August 27, 2019
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:[_]  Rule 13d-1(b) [_]  Rule 13d-1(c) [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

SCHEDULE 13G

CUSIP No.
64132K102


1 Names of Reporting Persons:

Shawn Milemore Titcomb and Jennifer Bove Titcomb Joint Living Trust


2 Check the appropriate box if a member of a Group
(see instructions)
(a)[ ](b)[ ]


3 Sec Use Only

4 Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:


5 Sole Voting Power: 861,394
6 Shared Voting Power: 0
7 Sole Dispositive Power: 861,394
8 Shared Dipositive Power: 0

9 Aggregate Amount Beneficially Owned by Each Reporting Person: 861,394



10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)[ ]

11 Percent of class represented by amount in row (9): 5.05%

12 Type of Reporting Person (See Instructions): IN


Item 1.

(a) Name of Issuer:
NeuBase Therapeutics, Inc.

(b) Address of Issuer's Principal Executive Offices:
700 Technology Drive, Pittsburgh, PA 15209

Item 2.

(a) Name of Person Filing:
Shawn Milemore Titcomb and Jennifer Bove Titcomb Joint Living Trust

(b) Address of Principal Business Office or, if None, Residence:
900 N. Federal Hwy., Suite 400, Boca Raton, Florida 33432

(c) Citizenship:
United States

(d) Title and Class of Securities:
Common Stock, $0.0001 par value per share ("Common Stock")

(e) CUSIP No.:
64132K102

Item 3.

If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or(c), check whether the person filing is a: None of the categories are applicable to the undersigned.

Item 4.	Ownership

(a) Amount Beneficially Owned:
861,394

(b) Percent of Class:
The information set forth in Rows 5 through 11 on thecoverpage for the Reporting Person is hereby incorporated by reference into this Item 4(b) for the Reporting Person. The percentages reported herein are calculated on the basis of a total of 17,062,681 shares of Common Stock outstanding as of the date hereof, based on a statement in the Company's Current Report on Form 10-Q, filed with the Securities and Exchange Commission (the "SEC") on August 14, 2019.

(c) Number of shares as to which such person has:
	(i) Sole power to vote or to direct the vote: 861,394
	(ii) Shared power to vote or to direct the vote: 0
	(iii) Sole power to dispose or to direct the disposition of: 861,394
	(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check the following [    ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. Not Applicable.

Item 8.	Identification and classification of members of the group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2019

SHAWN MILEMORE TITCOMB AND JENNIFER BOVE TITCOMB JOINT LIVING TRUST

/s/ Shawn Titcomb
Shawn Titcomb
Trustee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of thisfiling person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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